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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

SEC FILE NUMBER
8-305184

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington DC

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ebisu Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21860 Burbank Blvd., Suite 150
(No. and Street)

Woodland Hills	CA	91367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry A. Amado Jr. (925) 765-2675
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18455 Burbank Blvd., #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Henry A. Amado Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ebisu Securities Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

Notary Public

DAVID LEE
COMM. # 2286379
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
My Commission Expires
May 23, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EBISU SECURITIES INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of Ebisu Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Ebisu Securities, Inc. as of December 31, 2020, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Ebisu Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ebisu Securities, Inc.'s management. My responsibility is to express an opinion on Ebisu Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Ebisu Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Ebisu Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of the Ebisu Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Ebisu Securities, Inc.'s auditor since 2020.

Tarzana, California

February 22, 2021

EBISU SECURITIES INC.

Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	118,682
Other Current Assets		6,337
Total Assets	$	125,019

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	$	7,165
Accrued Payroll and Related		3,647
Due to related party		4,642
Total Liabilities		15,454

STOCKHOLDER'S EQUITY

Common Stock, par value of $.01, 1,000,000 shares authorized, issued, and outstanding		10,000
Additional Paid-in-Capital		105,100
Accumulated defecit		(5,535)
Total Stockholder's Equity		109,565
Total Liabilities and Stockholder's Equity	$	125,019

EBISU SECURITIES, INC.

Statement of Income
For the Year Ended December 31, 2020

REVENUES		
Private Placement	$	103,000
Total Revenues		103,000
EXPENSES		
Travel Expenses		6,251
Payroll Expenses		11,368
Professional Fees		62,285
Other Operating Expenses		18,033
Total Expenses		97,937
NET INCOME BEFORE INCOME TAXES		5,063
LESS: INCOME TAX EXPENSE (Note 5)		1,400
NET INCOME	$	3,663

The accompanying notes are an integral part of these financial statements

EBISU SECURITIES, INC.

Statement of Stockholder's Equity
For the Year Ended December 31, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
Beginning balance, January 1, 2020	$ 10,000	$ 51,100	$ (9,198)	$ 51,902
Capital Contributions	-	54,000	-	54,000
Net Income	-	-	3,663	3,663
Ending balance, December 31, 2020	$ 10,000	$ 105,100	$ (5,535)	$ 109,565

EBISU SECURITIES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	3,663
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets		
Other Current Assets		(4,665)
Increase (decrease) in liabilities		
Accounts Payable and Accrued Expenses		7,165
Accrued Payroll and Related		3,647
Due to related party		4,642
Total adjustments		10,789
Net cash provided by operating activities		14,452
CASH FLOWS FROM FINANCING ACTIVITIES:		
Financing Activities		
Capital Contributions		54,000
Total cash provided by financing activities		54,000
Net increase in cash		68,452
Cash at beginning of year		50,230
Cash at end of year	$	118,682

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:		
Interest	$	-
Income Taxes	$	1,400

The accompanying notes are an integral part of these financial statements

EBISU SECURITIES INC.

Notes to Financial Statements
December 31, 2020

Note 1: ORGANIZATION

Ebisu Securities Inc. (the "Company") was formed in 2018 under the laws of Delaware, as a "C" corporation. Offices of the Company are located in Woodland Hills, CA and Honolulu, HI.

The firm received its independent broker dealer registration on May 5, 2020 and is currently registered in various states as well as with The Financial Industry Regulatory Authority (FINRA), Securities and Exchange Commission (SEC). The Company has adopted a calendar year end.

The Company conducts business as an introducing broker dealer, acting as a selling agent in the solicitation of private offerings on a best-efforts basis in accordance to Regulation D, and it has not held customer funds or securities.

Under its membership agreement with FINRA, the Company will not claim an exemption from SEC Rule 15c3-3. Pursuant to SEC Rule 15c2-4(b)(2), the Company files an Exemption Report relying on Footnote 74 to SEC Release 34-70073.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses the accrual basis of accounting for financial statement purposes.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Property & Equipment:

Property and equipment are stated at cost. Purchases greater than $1,000 are capitalized. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of three (3) to seven (7) years by the straight-line method. For the year ended December 31, 2020, depreciation expense was zero.

(d) Revenue Recognition – ASC 606.

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. The Company applied ASC 606 at inception.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenues and contracts with customers:

Private Placements: The Company generates revenue through the participation in the placement of private offerings pursuant to Regulation D. Recognition of revenue occurs when certain predetermined conditions are met with regard to the private offering. The performance obligation is considered to be complete, at the point in time when all conditions have been met.

The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2020:

Performance Obligations Satisfied at a Point in Time	$	103,000
Performance Obligations Satisfied Over Time		-
Total Revenue	$	103,000

(e) Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2020.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

(g) Income Taxes

The Company is taxed as a C corporation, accordingly the Company accounts for taxes under the liability method where a deferred tax asset or liability, is determined based on the difference between the financial statement and tax basis of the asset and liabilities as measured by the enacted tax rates and tax rates that are expected to be in effect when these differences reverse.

Note 3: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counters-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Company's policy to review, as necessary, the credit standing of each counter party.

100 % of the company's revenue is from one client.

Note 4: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires the maintenance of both minimum net capital and a maximum ratio of aggregate indebtedness to net capital. As the Company has been a member for less than one-year, minimum net capital is the greater of $5,000 or 12 ½ percent of aggregate indebtedness which is $2,107. In this case the minimum net capital is $5,000. As of December 31, 2020, the Company's net capital of $103,228 exceeded the minimum net capital requirement of $5,000 by $98,228 and the Company's ratio of aggregate indebtedness of $15,454 to net capital was 0.15:1 which is less than the 8:1 maximum ratio required.

Note 5: INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. At December 31, 2020, management did not believe any valuation allowances were necessary.

For the year ended December 31, 2020, the Company had Federal and State income tax expense of $600 and $800, respectively.

The Company is subject to audit by the taxing agencies for years ending December 31, 2018 and 2019.

Note 6: LEASE OBLIGATIONS

ASU 2016-02: Leases

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted. As of December 31, 2020, the Company does not have a lease commitment and during the year ended December 31, 2020 rent expense was zero.

Note 7: COVID-19

During the period from January 1, 2020 through February 22, 2021, both domestic and international equity markets have experienced significant volatility due in large part to a virus known as the COVID-19. On January 30, 2020, the World Health Organization declared COVID-19 a public health emergency. An economic slowdown has impacted not only the United States, but the worldwide economy. Management is unable to estimate the impact that this public health emergency will have on the Company's financial position or its operating results and accordingly, no adjustments have been made to the accompanying financial statements.

Note 8: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from December 31, 2020 through February 22, 2021, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

EBISU
SECURITIES, INC.

Schedule I
Statement of Net Capital
December 31, 2020

	Focus 12/31/20	Audit 12/31/20	Change
Stockholder's Equity, December 31, 2020	$ 109,565	$ 109,565	-
Less: Non-allowable Assets			
Other Current Assets	6,337	6,337	-
Tentative net capital	103,228	103,228	-
Haircuts:	-	-	-
NET CAPITAL	103,228	103,228	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 98,228	$ 98,228	$ -
Aggregate indebtedness	$ 15,454	$ 15,454	$ -
Ratio of aggregate indebtedness to net capital	0.15:1	0.15:1	

Reconciliation: There was no differences between the Audit report and the original Focus Report filed at December 31, 2020 .

EBISU SECURITIES INC.

December 31, 2020

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement computation as supported by footnote 74 to SEC Release 34-70073.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements as supported by footnote 74 to SEC Release 34-70073.

Ebisu Securities Inc.

Assertions Regarding Exemption Provisions

Ebisu Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Ebisu Securities Inc.

I, ______________________, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Henry Amado, President 2/22/21
(Name and Title)

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ebisu Securities, Inc.
Woodland Hills, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Ebisu Securities, Inc., stated that Ebisu Securities, Inc.'s, business activities are limited to private placement of securities, specifically to act as selling agent in the solicitation of private offerings on a best effort basis and that it has not held customer funds or securities and that Ebisu Securities, Inc. is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 8 of the related FAQ issued by SEC state on April 4, 2014. Ebisu Securities, Inc. also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2020, without exception. Ebisu Securities, Inc.'s management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Ebisu Securities, Inc.'s declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2021